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The Board of Directors
United Therapeutics Corporation:

We consent to incorporation by reference in the pre-effective amendment to the registration statement (No. 333-41866) on Form S-3 of United Therapeutics Corporation and subsidiaries of our report dated February 25, 2000, relating to the consolidated balance sheets of United Therapeutics Corporation as of December 31, 1999, and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999, annual report on Form 10-K of United Therapeutics Corporation and to the reference to our firm under the heading "Experts" in the registration statement.


                                        KPMG LLP

McLean, Virginia
August 4, 2000